SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Circular dated November 29, 2012 in respect of Connected Transaction and Disclosable Transaction relating to the Proposed Acquisitions of a 100% Equity Interest in Unicom New Horizon Telecommunications Company Limited from China United Network Communications Group Company Limited

2	Notice of Extraordinary General Meeting

3	Announcement dated November 29, 2012 in respect of Closure of Register of Members

4	Notice to Holders of the Convertible Bonds

FORWARD-LOOKING STATEMENTS

The circular, constituting Exhibit 1 to this Form 6-K, and announcements, constituting Exhibits 2 to 4 to this Form 6-K, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including (a) those in connection with the Company’s proposed acquisition (the “Proposed Acquisition”) of 100% equity interest in Unicom New Horizon Telecommunications Company Limited, which is a wholly-owned subsidiary of China United Network Communications Group Company Limited, the Company’s indirect controlling shareholder, and holds fixed-line telecommunications network assets located in 21 provinces and cities in southern China and (b) those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	effects of the Proposed Acquisition on the Company’s future business operations, results of operations and financial condition;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: November 29, 2012

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult a licensed securities dealer or other registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this Circular together with the accompanying form of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

RELATING TO

THE PROPOSED ACQUISITION OF A 100% EQUITY INTEREST IN

UNICOM NEW HORIZON TELECOMMUNICATIONS COMPANY LIMITED

FROM CHINA UNITED NETWORK COMMUNICATIONS

GROUP COMPANY LIMITED

Financial Adviser to China Unicom (Hong Kong) Limited

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders of China Unicom (Hong Kong) Limited

All capitalised terms used in this Circular have the meanings set out in the section headed “Definitions” on pages 1 to 5 of this Circular.

A letter from the Board is set out on pages 6 to 16 of this Circular. A letter from the Independent Board Committee containing its advice to the Independent Shareholders in respect of the Proposed Acquisition is set out on pages 17 to 18 of this Circular. A letter from Rothschild, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition is set out on pages 19 to 30 of this Circular.

A notice convening the EGM to be held at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 21 December 2012 at 3:00 p.m. is set out on pages N-1 and N-2 of this Circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed on it as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the EGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

29 November 2012

— i —

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts included in this Circular, are or may be forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These forward-looking statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known or unknown risks and uncertainties.

Accordingly, actual results may differ materially from information contained in such forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, MIIT, or any changes in the regulatory policies of MIIT, SASAC and other relevant government authorities of the PRC; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market. Shareholders, holders of ADSs and potential investors of the Company should not place undue reliance on such forward-looking statements, and the Company does not undertake any obligation to update publicly or revise any forward-looking statements.

— ii —

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the meanings set out below:

“2-Step Approach”	the approach to be adopted in the entering into of all connected transactions of the Company that require the approval of the Independent Shareholders, details of which are set out in the Company’s announcement dated 17 September 2002 and summarised in the paragraph headed “2. The Proposed Acquisition — (b) Details of the 2-Step Approach” in the letter from the Board of this Circular

“2004 Netcom Options”	the options granted to the eligible participants on 22 October 2004 pursuant to the share option scheme adopted by China Netcom Group Corporation (Hong Kong) Limited

“2008 Network Lease Agreement”	the agreement dated 16 December 2008 entered into between CUCL, Unicom Group, Netcom Parent and Unicom New Horizon pursuant to which Unicom New Horizon agreed to lease the telecommunications networks in 21 Provinces and Cities in Southern China to CUCL on an exclusive basis for an initial term of two years effective from 1 January 2009 to 31 December 2010

“2010 Network Lease Agreement”	the agreement dated 29 October 2010 entered into between CUCL and Unicom New Horizon to renew the 2008 Network Lease Agreement for a further term of two years expiring on 31 December 2012

“21 Provinces and Cities in Southern China”	for the purpose of this Circular, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region

“3G”	third generation mobile communications system, the next generation of mobile network infrastructure that utilises the 2GHz spectrum

“ADSs”	American Depositary Shares which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Shares

DEFINITIONS

“Appraiser” or “CEA”	(China Enterprise Appraisals), a qualified appraiser in the PRC which is independent of the Company, Unicom Group and Unicom A Share Company

“associate”	has the meaning given to it in the Listing Rules

“Auditors”or“PricewaterhouseCoopers Zhong Tian”	(PricewaterhouseCoopers Zhong Tian CPAs Limited Company), a certified public accountant which is independent of the Company, Unicom Group and Unicom A Share Company

“Board”	the board of directors of the Company

“Business Day”	any day which is not a statutory holiday in the PRC

“Circular”	this circular dated 29 November 2012

“connected person”	has the meaning given to it in the Listing Rules

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company, the notice of which is set out on pages N-1 and N-2 of this Circular, and any adjournment thereof

“Equity Acquisition Agreement”	the agreement dated 21 November 2012 entered into between Unicom Group and Unicom A Share Company (all of the rights and obligations of Unicom A Share Company under that agreement to be subsequently transferred to CUCL) pursuant to which Unicom A Share Company agreed to acquire a 100% equity interest in Unicom New Horizon

“Financial Adviser” or “CICC”	China International Capital Corporation Hong Kong Securities Limited

“GAAP”	Generally Accepted Accounting Principles

DEFINITIONS

“Group”	the Company and its subsidiaries

“GSM”	global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent committee of the Board comprising all the independent non-executive Directors, being Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny

“Independent Shareholders”	Shareholders other than Unicom BVI and Unicom Group BVI and any of their respective associates

“Latest Practicable Date”	23 November 2012, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“MIIT”	Ministry of Industry and Information Technology of the PRC

“Netcom Parent”	(China Network Communications Group Corporation), a state-owned enterprise established under the laws of the PRC, which was merged into Unicom Group in 2009

“Option(s)”	outstanding option(s) to acquire Shares granted under the Share Option Schemes

“percentage ratio”	has the meaning given to it in Chapter 14 of the Listing Rules

“PRC” or “China”	the People’s Republic of China, but for the purpose of this Circular and for geographical reference only, references in this Circular to “China” and the “PRC” exclude Taiwan, the Macau Special Administrative Region and Hong Kong

“PRC GAAP”	China Accounting Standards for Business Enterprises (2006)

DEFINITIONS

“Proposed Acquisition”	the proposed acquisition by CUCL of a 100% equity interest in Unicom New Horizon from Unicom Group pursuant to the Equity Acquisition Agreement and the Transfer Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Rothschild”	Rothschild (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share Option Schemes”	(1) the Share Option Scheme which was adopted by the Company on 1 June 2000 and (2) the Special Purpose Unicom Share Option Scheme which was adopted by the Company on 16 September 2008 and which became effective on 15 October 2008, in each case as amended from time to time

“Shareholders”	the shareholders of the Company

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Transfer Agreement”	the Transfer Agreement dated 21 November 2012 entered into between Unicom A Share Company and CUCL pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL

“Unicom ADS Deposit Agreement”	the Deposit Agreement dated 22 June 2000 entered into between the Company, the Unicom Depositary and all holders and beneficial owners of ADSs

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated under the laws of the PRC and whose shares are listed on the Shanghai Stock Exchange

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 17.9% equity interest and Unicom A Share Company holds a 82.1% equity interest as at the date of this Circular, and an immediate controlling shareholder of the Company

DEFINITIONS

“Unicom Depositary”	the Bank of New York Mellon, a national banking association organised under the laws of the United States and acting in its capacity as depositary under the Unicom ADS Deposit Agreement

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, formerly known as China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

“Unicom New Horizon”	(Unicom New Horizon Telecommunications Company Limited), a company incorporated under the laws of the PRC with limited liability and a wholly-owned subsidiary of Unicom Group

“WCDMA”	Wideband Code Division Multiple Access, a 3G wireless standard which operates in the 2100 MHz frequency band for both voice and data

This Circular contains translations between Renminbi and Hong Kong dollar amounts at RMB0.8117 = HK$1, being the exchange rate prevailing on 20 November 2012. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

The English language text of this Circular and the accompanying form of proxy shall prevail over the Chinese language text in the event of any inconsistency.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors: Chang Xiaobing (Chairman) Lu Yimin Tong Jilu Li Fushen	Registered Office: 75th Floor, The Center 99 Queen’s Road Central Hong Kong

Non-executive Director:

Cesareo Alierta Izuel

Independent non-executive Directors:

Cheung Wing Lam Linus

Wong Wai Ming

John Lawson Thornton

Chung Shui Ming Timpson

Cai Hongbin

Law Fan Chiu Fun Fanny

29 November 2012

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

RELATING TO

THE PROPOSED ACQUISITION OF A 100% EQUITY INTEREST IN

UNICOM NEW HORIZON TELECOMMUNICATIONS COMPANY LIMITED

FROM CHINA UNITED NETWORK COMMUNICATIONS

GROUP COMPANY LIMITED

1.	INTRODUCTION

The Board refers to the announcement of the Company dated 21 November 2012 relating to the Proposed Acquisition.

LETTER FROM THE BOARD

The Proposed Acquisition will constitute a discloseable transaction and a connected transaction for the Company and is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. Each of Unicom BVI and Unicom Group BVI and their respective associates will abstain from voting on the resolution to approve the Proposed Acquisition.

The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, in each case on terms of the Proposed Acquisition. CICC is the Financial Adviser to the Company in connection with the Proposed Acquisition.

The purpose of this letter is to provide you with further information relating to the Proposed Acquisition and to seek your approval for the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of this Circular.

2.	THE PROPOSED ACQUISITION

(a)	Introduction

On 21 November 2012, CUCL, a wholly-owned subsidiary of the Company, agreed to acquire a 100% equity interest in Unicom New Horizon from Unicom Group. The assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China and the rights and liabilities of Unicom New Horizon relating to its business operations.

As disclosed in the Company’s announcement dated 16 December 2008, CUCL, Unicom Group, Netcom Parent and Unicom New Horizon entered into the 2008 Network Lease Agreement on 16 December 2008 pursuant to which Unicom New Horizon agreed to lease the telecommunications networks in 21 Provinces and Cities in Southern China to CUCL on an exclusive basis for an initial term of two years effective from 1 January 2009 to 31 December 2010. The 2008 Network Lease Agreement was renewable at the option of CUCL with at least two months’ prior written notice on the same terms and conditions, except for the future lease fee which remains subject to further negotiations between the parties. As disclosed in the Company’s announcement dated 29 October 2010, CUCL and Unicom New Horizon entered into the 2010 Network Lease Agreement on 29 October 2010 to renew the 2008 Network Lease Agreement for a further term of two years expiring on 31 December 2012.

For the reasons set out in the paragraph headed “2. The Proposed Acquisition — (e) Reasons For and Benefits of the Proposed Acquisition” below and in anticipation of the expiry of the 2010 Network Lease Agreement on 31 December 2012, it is proposed that CUCL acquires from Unicom Group the entire equity interest in Unicom New Horizon.

LETTER FROM THE BOARD

(b)	Details of the 2-Step Approach

Under the 2-Step Approach, a relevant connected transaction of the Company involving Unicom Group or its subsidiaries will be structured to consist of an initial agreement and a further agreement as follows:

(1)	the entering into of an initial agreement (the “Initial Agreement”) in connection with the relevant connected transaction between Unicom Group or its subsidiaries (but not including Unicom A Share Company or any of its subsidiaries) and Unicom A Share Company. The Initial Agreement will constitute a connected transaction of Unicom A Share Company but not of the Company. The Initial Agreement will contain the following terms:

(A)	completion of the Initial Agreement will be subject to the following conditions:

•	the successful transfer of all the rights and obligations of Unicom A Share Company under the Initial Agreement to the Company (or any of its subsidiaries);

•	the approval of the independent shareholders of Unicom A Share Company of the Initial Agreement; and

•	the approval of the Independent Shareholders of the Further Agreement (as defined below).

The Initial Agreement would therefore only be implemented with the approval of the Independent Shareholders (in addition to the approval of the independent shareholders of Unicom A Share Company); and

(B)	Unicom Group or its subsidiaries (but not including Unicom A Share Company or any of its subsidiaries) will agree and acknowledge in the Initial Agreement that all the rights and obligations of Unicom A Share Company under the Initial Agreement can be transferred to the Company or its subsidiaries and no further consent from Unicom Group or its subsidiaries for such transfer is required; and

(2)	the entering into of a further agreement between Unicom A Share Company and the Company or any of its subsidiaries (the “Further Agreement”) to transfer all the rights and obligations of Unicom A Share Company under the Initial Agreement to the Company or any of its subsidiaries so that the Company or its subsidiary (as the case may be) will enter into the relevant connected transaction on the same terms (including the price) as those set out in the Initial Agreement. The Further Agreement will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules, but not a connected transaction of Unicom A Share Company requiring independent shareholders’ approval under PRC laws and regulations and the listing rules of the Shanghai Stock Exchange. The Further Agreement, being a connected transaction of the Company, will be submitted to the Independent Shareholders for approval at the same time as the Initial Agreement is submitted to the independent shareholders of Unicom A Share Company for approval.

LETTER FROM THE BOARD

(c)	The Equity Acquisition Agreement and the Transfer Agreement

Pursuant to the 2-Step Approach described above, on 21 November 2012, the following agreements were entered into:

(1)	Unicom Group and Unicom A Share Company entered into the Equity Acquisition Agreement (being the Initial Agreement as described above) pursuant to which Unicom A Share Company agreed to acquire a 100% equity interest in Unicom New Horizon, on the basis that Unicom A Share Company has the right to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL, subject to, among others, the approval of the independent shareholders of Unicom A Share Company; and

(2)	Unicom A Share Company and CUCL entered into the Transfer Agreement (being the Further Agreement as described above) pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL so that CUCL will enter into the Proposed Acquisition on the same terms (including the Consideration) as those set out in the Equity Acquisition Agreement, subject to the approval of the Independent Shareholders of the Company and the satisfaction (or, if applicable, waiver) of all of the other conditions to the completion of the Proposed Acquisition.

As described in the paragraph headed “2. The Proposed Acquisition — (b) Details of the 2-Step Approach” above, the completion of the Equity Acquisition Agreement and the completion of the Transfer Agreement are inter-conditional upon each other and are expected to take place on the same day.

(d)	Key Terms of the Proposed Acquisition

Target Equity Interest to be Acquired

CUCL has agreed to purchase, and Unicom Group has agreed to sell, a 100% equity interest in Unicom New Horizon in accordance with the terms and conditions of the Equity Acquisition Agreement and the Transfer Agreement.

As at the date of the Equity Acquisition Agreement, the assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China and the rights and liabilities of Unicom New Horizon relating to its business operations, as set out in the asset appraisal report prepared by the Appraiser (the “Asset Appraisal Report”).

Further information on the assets of Unicom New Horizon is set out in the paragraph headed “2. The Proposed Acquisition — (f) Further Information on Unicom New Horizon” below.

Consideration

The total consideration for the Proposed Acquisition is RMB12,165,750,000 (equivalent to approximately HK$14,987,990,000) (the “Consideration”). The Consideration was determined after arm’s length negotiations between CUCL and Unicom Group, with reference to a number of factors, including, among others, the appraised value of the 100% equity interest of Unicom New Horizon and the financial position and business condition of Unicom New Horizon.

LETTER FROM THE BOARD

The Consideration will be paid in full in cash within 15 Business Days after all the conditions to completion of the Proposed Acquisition are satisfied (or, if applicable, waived). The Consideration will be satisfied from the Company’s internal funds and financing sources.

Conditions to Completion of the Proposed Acquisition

Completion of the Proposed Acquisition is subject to the satisfaction of the following conditions:

(1)	all filings, approvals, authorisations and consents in connection with the Proposed Acquisition having been obtained from the relevant governmental and regulatory authorities in the PRC, including but not limited to the filing with and approval from SASAC;

(2)	the Equity Acquisition Agreement and the Transfer Agreement having been approved by each of Unicom Group, Unicom A Share Company, the Company and CUCL (as applicable) in accordance with applicable laws, regulations and listing rules;

(3)	the Equity Acquisition Agreement having been approved by the independent shareholders of Unicom A Share Company in accordance with applicable laws, regulations and listing rules;

(4)	the Transfer Agreement having been approved by the Independent Shareholders of the Company in accordance with applicable laws, regulations and listing rules;

(5)	business, financial and legal due diligence on Unicom New Horizon having been completed to the satisfaction of CUCL;

(6)	an unqualified auditors’ report on the financial statements of Unicom New Horizon for the year ended 31 December 2011 and the nine months ended 30 September 2012 issued by the Auditors (the “Auditors’ Report”) having been received by CUCL; and

(7)	there being no material adverse change to the financial position, business operations or prospects of Unicom New Horizon from the date following the valuation base date (being 30 September 2012) of the Asset Appraisal Report to the date of completion of the Proposed Acquisition.

The conditions set out in paragraph (1) to (4) above cannot be waived. Each of the Company, CUCL, Unicom A Share Company and Unicom Group shall use its respective reasonable endeavours to procure the satisfaction of the above conditions as soon as practicable and in any event not later than 31 December 2012. For matters that have not been completed by 31 December 2012, the parties agreed to use their best endeavours to complete such matters as soon as possible afterwards.

LETTER FROM THE BOARD

(e)	Reasons for and Benefits of the Proposed Acquisition

The Board believes that the Proposed Acquisition would bring positive effects on the Company for the following reasons:

Increase long-term value for the Shareholders

Since 2011, the depreciation and amortisation costs of Unicom New Horizon’s assets have been lower than the network lease fee paid by the Company. As the future lease fee savings following the completion of the Proposed Acquisition are expected to exceed the incremental depreciation, amortisation and financial costs arising from the Proposed Acquisition, the Proposed Acquisition would increase the earnings of the Company and be conducive to increasing the long-term value for the Shareholders.

Improve operational and management efficiency

The main assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China, which are highly related and complementary to the Company’s existing fixed-line and mobile telecommunications network assets. The Proposed Acquisition would facilitate the integrated planning and management of the fixed-line telecommunications network assets and business and enhance the operational and management efficiency.

Improve corporate governance

Following the completion of the Proposed Acquisition, Unicom New Horizon will become a wholly-owned subsidiary of CUCL. The 2010 Network Lease Agreement will expire on 31 December 2012 and will no longer be a connected transaction for the Company. The Proposed Acquisition will also not give rise to any new connected transaction between the Company and Unicom Group. As such, the volume of the continuing connected transactions between the Company and Unicom Group involving fixed-line telecommunications network assets in 21 Provinces and Cities in Southern China is expected to be substantially reduced, thereby improving the corporate governance of the Company.

(f)	Further Information on Unicom New Horizon

Unicom New Horizon is incorporated under the laws of the PRC and is principally engaged in leasing fixed-line telecommunications network assets to other parties. Unicom New Horizon is a wholly-owned subsidiary of Unicom Group.

The assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China and the rights and liabilities of Unicom New Horizon relating to its business operations.

LETTER FROM THE BOARD

The appraised value and the book value of the total shareholders’ equity of Unicom New Horizon as at 30 September 2012 are approximately RMB12,166 million (equivalent to approximately HK$14,988 million) and approximately RMB11,387 million (equivalent to approximately HK$14,029 million), respectively, as set out in the Asset Appraisal Report and the audited financial statements as referred to in the Auditors’ Report. The asset-based valuation method was adopted to arrive at the appraised value of the total shareholders’ equity of Unicom New Horizon as at 30 September 2012 as concluded in the Asset Appraisal Report.

(g)	Financial Information of Unicom New Horizon

The financial information of Unicom New Horizon for the year ended 31 December 2010 is extracted from unaudited management accounts of Unicom New Horizon for the same period, which were prepared in accordance with PRC GAAP. The financial information of Unicom New Horizon for the year ended 31 December 2011 and the nine months ended 30 September 2012 is extracted from the audited financial statements as referred to in the Auditors’ Report, which were prepared in accordance with PRC GAAP and in respect of the core business of Unicom New Horizon (excluding the non-core business of Unicom New Horizon which was disposed of before the audit base date (being 30 September 2012) of the Proposed Acquisition).

	For the year ended 31 December 2010(1)		For the year ended 31 December 2011	For the nine months ended 30 September 2012
	(unaudited)		(audited)	(audited)
	(RMB’ 000)		(RMB’000)	(RMB’000)
Revenue	2,200,000		2,400,000	1,950,120
Net profit (loss) before tax	(4,314,690	)(1)	37,925	348,202
Net profit (loss) after tax	(4,314,690	)(1)	38,070	1,160,603	(2)
Net asset value as at 30 September 2012	—		—	11,386,748

Notes:

(1)	For the year ended 31 December 2010, Unicom New Horizon conducted an assessment of impairment on the carrying value of its fixed-line telecommunications network assets in light of the business development plan and the asset condition of Unicom New Horizon at the time. As a result, Unicom New Horizon made a provision for impairment loss of approximately RMB3.1 billion on its fixed-line telecommunications network assets for the year ended 31 December 2010 in accordance with PRC GAAP, and thus a significant net loss was resulted for the same year.

(2)	For the nine months ended 30 September 2012, there was a significant increase in the net profit after tax of Unicom New Horizon due to the recognition of a deferred tax asset amounted to approximately RMB812 million, which was recognised based on the future business plans of Unicom New Horizon and subject to a cap of the taxable profit that may be available in the future against which temporary differences and accumulated losses are likely to be deducted in the future.

LETTER FROM THE BOARD

(h)	Financial Effects of the Proposed Acquisition

Earnings

For the nine months ended 30 September 2012, the unaudited net profit before tax and the unaudited net profit after tax of the Group were approximately RMB7,261 million (equivalent to approximately HK$8,945 million) and approximately RMB5,453 million (equivalent to approximately HK$6,718 million), respectively. Such financial information is extracted from the financial statements of the Group prepared in accordance with the International Financial Reporting Standards and Hong Kong Financial Reporting Standards and as set out in the Company’s announcement dated 25 October 2012 in relation to the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2012.

For the nine months ended 30 September 2012, the audited net profit before tax and the audited net profit after tax of Unicom New Horizon were approximately RMB348 million (equivalent to approximately HK$429 million) and approximately RMB1,161 million (equivalent to approximately HK$1,430 million), respectively. Such financial information is extracted from the audited financial statements of Unicom New Horizon for the nine months ended 30 September 2012. Upon completion of the Proposed Acquisition, the Company will hold a 100% equity interest in Unicom New Horizon. Therefore, following the completion of the Proposed Acquisition, the financial information of Unicom New Horizon will be consolidated into the accounts of the Company. As the future lease fee savings following the completion of the Proposed Acquisition are expected to exceed the incremental depreciation, amortisation and financial costs arising from the Proposed Acquisition, the Company believes that the Proposed Acquisition would increase the earnings of the Company. However, Shareholders, holders of ADSs and potential investors of the Company should be aware that the historical financial information as set out above may not be indicative of the future operating results of Unicom New Horizon and notwithstanding the Company’s belief, there is no assurance that the Proposed Acquisition will bring a positive effect on the future financial results of the Company. Shareholders, holders of ADSs and potential investors of the Company should also refer to the paragraph headed “8. General” below for the risks and uncertainties arising from and/or associated with the forward-looking statements as contained in this Circular.

Gearing

As at 30 September 2012, the total unaudited cash balances (or cash equivalents) of the Group amounted to approximately RMB12,160 million (equivalent to approximately HK$14,981 million), and the Group’s unaudited gearing ratio (calculated by dividing the total liabilities by the total assets of the Group) was approximately 55.46%.

The Consideration for the Proposed Acquisition is RMB12,165,750,000 (equivalent to approximately HK$14,987,990,000) and will be paid in cash. On this basis, and taking into account the working capital and gearing position of the Group as stated above, the Company expects that the Proposed Acquisition will not have a material impact on the gearing position of the Company.

LETTER FROM THE BOARD

However, Shareholders, holders of ADSs and potential investors of the Company should be aware that the historical gearing position as set out above may not be indicative of the Company’s future position with respect to its assets and liabilities and notwithstanding the Company’s belief, there is no assurance that the Proposed Acquisition will not result in a material impact on the future gearing position of the Company. Shareholders, holders of ADSs and potential investors of the Company should also refer to the paragraph headed “8. General” below for the risks and uncertainties arising from and/or associated with the forward-looking statements as contained in this Circular.

3.	LISTING RULES IMPLICATIONS FOR THE COMPANY

Unicom Group is the ultimate parent company of the Company and, as at the date of this Circular, Unicom Group indirectly holds approximately 76.52% of the issued share capital of the Company through its shareholdings in Unicom A Share Company, Unicom BVI and Unicom Group BVI. As such, Unicom Group is a connected person of the Company and the Proposed Acquisition will constitute a connected transaction for the Company.

As the highest applicable percentage ratio of the Proposed Acquisition exceeds 5% but is below 25%, the Proposed Acquisition will constitute a discloseable transaction and a connected transaction for the Company which is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

As each of Unicom BVI and Unicom Group BVI, which hold a 41.27% and 34.30% shareholding interest in the Company, respectively, will be regarded as having a material interest in the Proposed Acquisition, each of Unicom BVI and Unicom Group BVI and their respective associates will abstain from voting on the resolution to approve the Proposed Acquisition. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares (representing 0.96% of the issued share capital of the Company) which are held by Unicom Group BVI as trustee on behalf of a PRC shareholder. As such PRC shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI can exercise the voting rights in respect of such Shares on behalf of and as instructed by the PRC shareholder. As at the date of this Circular, as each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen, being Directors of the Company, are also directors of Unicom Group, they have abstained from voting on the board resolution to approve the Proposed Acquisition. Save as disclosed above, none of the Directors had a material interest in the Proposed Acquisition and no Director was required to abstain from voting on the board resolution to approve the Proposed Acquisition.

The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, in each case on the terms of the Proposed Acquisition. CICC is the Financial Adviser to the Company in respect of the Proposed Acquisition.

LETTER FROM THE BOARD

4.	INFORMATION ON THE COMPANY AND CUCL

The Company was incorporated in Hong Kong with limited liability on 8 February 2000. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC, which is a wholly-owned subsidiary of the Company. Through CUCL and other subsidiaries, the Company provides WCDMA and GSM mobile services, fixed-line voice and value-added services, fixed-line broadband and other Internet related services, information and communications technology services, business and data communication services and advertising and media services in the PRC.

The Shares were listed on the Hong Kong Stock Exchange on 22 June 2000 (Hong Kong time) and the ADSs were listed on the New York Stock Exchange on 21 June 2000 (New York time).

5.	INFORMATION ON UNICOM GROUP AND UNICOM A SHARE COMPANY

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-line telephone, mobile, broadband and Internet-based services across the PRC.

Unicom A Share Company is a joint stock limited company incorporated under the laws of the PRC, whose shares were listed on the Shanghai Stock Exchange on 9 October 2002. Unicom A Share Company is majority-owned by Unicom Group and is an intermediate parent company of the Company. Unicom A Share Company and its subsidiaries are principally engaged in the telecommunications and related businesses in the PRC.

6.	EGM

A notice of the EGM to be held at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 21 December 2012 at 3:00 p.m. is set out on pages N-1 and N-2 of this Circular at which an ordinary resolution will be proposed to approve the Proposed Acquisition. The vote of the Independent Shareholders at the EGM will be taken by way of a poll.

A form of proxy for use at the EGM is enclosed. Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the EGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

7.	ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on pages 17 and 18 of this Circular, (ii) the letter from Rothschild containing its advice to the Independent Board Committee and the Independent Shareholders set out on pages 19 to 30 of this Circular and (iii) the information set out in the Appendix to this Circular.

LETTER FROM THE BOARD

8.	GENERAL

WARNING: The completion of the Proposed Acquisition is subject to the satisfaction (or if applicable, waiver) of certain conditions described above, and therefore the Proposed Acquisition may or may not be completed. Shareholders, holders of ADSs and potential investors of the Company should therefore exercise caution when dealing in the Shares, ADSs or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

9.	RECOMMENDATION

The Directors believe that the terms of the Proposed Acquisition are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole, and therefore recommend the Independent Shareholders to vote in favour of the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of this Circular.

Yours faithfully,

By Order of the Board

China Unicom (Hong Kong) Limited

Chang Xiaobing

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

29 November 2012

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

RELATING TO

THE PROPOSED ACQUISITION OF A 100% EQUITY INTEREST IN

UNICOM NEW HORIZON TELECOMMUNICATIONS COMPANY LIMITED

FROM CHINA UNITED NETWORK COMMUNICATIONS

GROUP COMPANY LIMITED

We refer to the circular (the “Circular”) dated 29 November 2012 issued by the Company to the Shareholders of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 21 November 2012, the Board announced that CUCL, a wholly-owned subsidiary of the Company, entered into the Transfer Agreement with Unicom A Share Company pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL so that CUCL will enter into the Proposed Acquisition on the same terms (including the Consideration) as those set out in the Equity Acquisition Agreement.

We have been appointed as the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, the terms of the Proposed Acquisition are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

Rothschild has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the Proposed Acquisition. The text of the letter of advice from Rothschild containing its recommendation and the principal factors that have been taken into account in arriving at its recommendation are set out on pages 19 to 30 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the information set out in the Letter from the Board and the principal factors, reasons and recommendation set out in the letter from Rothschild, we are of the opinion that the terms of the Proposed Acquisition are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of the Circular to approve the Proposed Acquisition at the EGM.

Yours faithfully,

Wong Wai Ming

(Chairman of the Committee)

Cheung Wing Lam Linus

John Lawson Thornton

Chung Shui Ming Timpson

Cai Hongbin

Law Fan Chiu Fun Fanny

Independent Board Committee

LETTER FROM ROTHSCHILD

The following is the text of a letter of from Rothschild, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition, which has been prepared for the purpose of inclusion in this Circular.

29 November 2012

To the Independent Board Committee

and the Independent Shareholders of

China Unicom (Hong Kong) Limited

Dear Sir or Madam,

CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

RELATING TO

THE PROPOSED ACQUISITION OF A 100% EQUITY INTEREST IN UNICOM

NEW HORIZON TELECOMMUNICATIONS COMPANY LIMITED FROM

CHINA UNITED NETWORK COMMUNICATIONS

GROUP COMPANY LIMITED

We refer to the Transfer Agreement and the Proposed Acquisition, details of which are contained in the circular issued by the Company dated 29 November 2012 (the “Circular”) of which this letter forms a part. Rothschild has been appointed (which appointment has been approved by the Independent Board Committee) as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Proposed Acquisition are on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how they should vote on the Proposed Acquisition at the EGM.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

Pursuant to the Listing Rules, the Proposed Acquisition constitutes a connected transaction and a discloseable transaction for the Company, which is subject to, among other things, the approval of the Independent Shareholders at the EGM. As Unicom BVI and Unicom Group BVI which hold a 41.27% and 34.30% shareholding interest in the Company, respectively, will be regarded as having a material interest in the Proposed Acquisition, each of Unicom BVI and Unicom Group BVI and their

Rothschild (Hong Kong) Limited 16th Floor, Alexandra House, 18 Chater Road, Central Hong Kong SAR	Tel: +852 2525 5333 Fax: +852 2868 1728

LETTER FROM ROTHSCHILD

respective associates will abstain from voting on the resolution to approve the Proposed Acquisition. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares (representing 0.96% of the issued Shares) of the Company held as trustee on behalf of a PRC shareholder. As the PRC shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI can exercise the voting right in respect of such Shares on behalf of and as instructed by the PRC shareholder.

The Independent Board Committee, comprising all of the independent non-executive Directors, namely Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny, has been established to advise the Independent Shareholders in respect of the terms of the Proposed Acquisition.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company (including the Company’s other advisers) and have assumed that any information and representations made to us are true, accurate and complete in all respects as at the date hereof and that they may be relied upon. We consider that, in order to provide a reasonable basis for our advice, we have taken reasonable steps and performed sufficient work in compliance with Rule 13.80 of the Listing Rules (including the notes thereto). We have also assumed that all information, representations and opinions contained or referred to in the Circular and provided to us by the Company, including (but not limited to) the valuations conducted by the Appraiser, the Asset Appraisal Report, the unaudited management accounts of Unicom New Horizon for the year ended 31 December 2010 and the Auditors’ Report for the year ended 31 December 2011 and the nine months ended 30 September 2012 in respect of the core business of Unicom New Horizon (excluding the non-core business of Unicom New Horizon which was disposed of before the audit base date (being 30 September 2012) for the Proposed Acquisition), are true, accurate and complete in all respects, fair and reasonable and, accordingly, we have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. The Directors have all declared in a responsibility statement set out in the “Appendix — General information” of the Circular that they collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading. We believe that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of Unicom Group, or Unicom New Horizon’s assets and business.

LETTER FROM ROTHSCHILD

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.	Background and rationale

Following the acquisition by CUCL (a wholly-owned subsidiary of the Company) of the fixed-line business across the 21 Provinces and Cities in Southern China and other related assets on 31 January 2009, CUCL has been leasing the underlying telecommunications networks across the 21 Provinces and Cities in Southern China (the “Network Assets”) from Unicom New Horizon under the 2008 Network Lease Agreement (for the period from 1 January 2009 to 31 December 2010) and the 2010 Network Lease Agreement (for the period from 1 January 2011 to 31 December 2012). Pursuant to our letter to the Independent Board Committee and the Independent Shareholders of the Company dated 22 December 2008 as incorporated in the circular issued by the Company on the same date, the reason for not acquiring the Network Assets at the time was mainly due to “the significant value of the Network Assets which could potentially significantly increase the gearing ratio of the Group. The Lease1 would enable the Company to effectively reduce the investment risks involved in developing the Network Assets while giving the Group an option to purchase the Network Assets later, which in turn would provide the Group with the necessary flexibility to utilise its resources more efficiently.”

Unicom New Horizon derives all its revenue from the network lease agreement with CUCL. As shown in the table below, the operating and management costs (primarily comprised of depreciation and amortisation costs) of Unicom New Horizon’s assets have been lower than the network lease fee paid by CUCL since 2011. According to the 2010 Network Lease Agreement, all on-going maintenance and capital expenditure of the Network Assets are borne by the Company.

Table 1 — Revenue (lease fee) vs. operating and management costs of Unicom New Horizon

			For the
			nine months
	For the year ended		ended
	31 December		30 September
	2010	2011	2012
	(unaudited)	(audited)	(audited)
	(RMB million)	(RMB million)	(RMB million)
Revenue	2,200	2,400	1,950
Operating and management costs (which include depreciation and amortisation costs)	(3,394)	(2,211)	(1,542)

Source:	The Company, the unaudited management accounts of Unicom New Horizon for the year ended 31 December 2010 and the Auditors’ Report for the year ended 31 December 2011 and the nine months ended 30 September 2012

1	The Lease as referred to in our letter to the Independent Board Committee and the Independent Shareholders of the Company dated 22 December 2008 as incorporated in the circular issued by the Company on the same date was the 2008 Network Lease Agreement.

LETTER FROM ROTHSCHILD

The Network Assets are highly complementary to the Company’s existing fixed-line and mobile telecommunications network assets. In anticipation of the expiry of the 2010 Network Lease Agreement, the Company could either renew the 2010 Network Lease Agreement or acquire the Network Assets.

Having taking into account that:

(i)	the Proposed Acquisition is expected to increase the long-term value for the Shareholders since (a) the depreciation and amortisation costs of Unicom New Horizon have been lower than the network lease fee paid by the Company since 2011 and (b) the future lease fee savings following the completion of the Proposed Acquisition are expected to exceed the incremental depreciation, amortisation and financial costs arising from the Proposed Acquisition; and

(ii)	the Proposed Acquisition should facilitate a more integrated planning and management of the fixed-line telecommunications network assets and business as a whole, and enhance the operational and management efficiency of the Company, we concur with the Board that the Proposed Acquisition is in the interest of the Company and its Shareholders as a whole. Furthermore, following the completion of the Proposed Acquisition, Unicom New Horizon will become a wholly-owned subsidiary of CUCL. The 2010 Network Lease Agreement will expire on 31 December 2012 and will no longer be a connected transaction for the Company. The Proposed Acquisition will also not give rise to any new connected transaction between the Company and Unicom Group. As such, the volume of the continuing connected transaction between the Company and Unicom Group involving the Network Assets is expected to be substantially reduced, thereby improving the corporate governance of the Company.

2.	The Proposed Acquisition

(i)	Target equity interest to be acquired

CUCL has agreed to purchase, and Unicom Group has agreed to sell, a 100% equity interest in Unicom New Horizon in accordance with the terms and conditions of the Equity Transfer Agreement and the Transfer Agreement.

Unicom New Horizon is incorporated under the laws of the PRC and is principally engaged in the leasing of the Network Assets. Unicom New Horizon is a wholly-owned subsidiary of Unicom Group.

The following summary financial information of Unicom New Horizon is extracted from the unaudited management accounts of Unicom New Horizon for the year ended 31 December 2010, which were prepared in accordance with PRC GAAP and from the audited financial statements as referred to in the Auditors’ Report for the year ended 31 December 2011 and the nine months ended 30 September 2012, which were prepared in accordance with PRC GAAP and in respect of the core business of Unicom New Horizon (excluding the non-core business of Unicom New Horizon which was disposed of before the audit base date (being 30 September 2012) for the Proposed Acquisition):

LETTER FROM ROTHSCHILD

Table 2 — Summary financial information of Unicom New Horizon

				For the
				nine months
	For the year ended			ended
	31 December			30 September
	2010(1)		2011	2012
	(unaudited)		(audited)	(audited)
	(RMB million)		(RMB million)	(RMB million)
Revenue	2,200		2,400	1,950
Net profit (loss) before tax	(4,315	)(1)	38	348
Net profit (loss) after tax	(4,315	)(1)	38	1,161	(2)

As at
30 September
2012
(audited)
(RMB million)
Net asset value	11,387

Source:	Company, the unaudited management accounts of Unicom New Horizon for the year ended 31 December 2010 and the audited financial statements as referred to in the Auditors’ Report for the year ended 31 December 2011 and the nine months ended 30 September 2012

Notes:

(1)	For the year ended 31 December 2010, Unicom New Horizon conducted an assessment of impairment on the carrying value of its fixed-line telecommunications network assets in light of the business development plan and the asset condition of Unicom New Horizon at the time. As a result, Unicom New Horizon made a provision for impairment loss of approximately RMB3.1 billion on its fixed-line telecommunications network assets for the year ended 31 December 2010 in accordance with the PRC GAAP, and thus a significant net loss was resulted for the same year.

(2)	For the nine months ended 30 September 2012, there was a significant increase in the net profit after tax of Unicom New Horizon due to the recognition of a deferred tax asset amounted to approximately RMB812 million, which was recognised based on the future business plans of Unicom New Horizon and subject to a cap of the taxable profit that may be available in the future against which temporary differences and accumulated losses are likely to be deducted in the future.

LETTER FROM ROTHSCHILD

From our review of the financial information of Unicom New Horizon, we would comment on the following which is in chronological order and had various impact on the profit and loss accounts or balance sheet of Unicom New Horizon:

(a)	In 2010, Unicom New Horizon provided for impairment loss provision of approximately RMB3.1 billion for its fixed-line telecommunications network assets in accordance with the PRC GAAP which resulted in a significant net loss for the year ended 31 December 2010. Such impairment loss provision was made with reference to the fair value of the Network Assets as appraised by an independent valuer as at 31 December 2010. Unicom New Horizon reported net profit in 2011 with lower depreciation and amortisation charges.

(b)	As at 31 March 2012, the net asset position of Unicom New Horizon was negative. Unicom New Horizon’s liabilities due to Unicom Group as at 31 March 2012 have been converted to shareholders’ equity of Unicom New Horizon. As a result the net asset position of Unicom New Horizon has changed from negative to positive. As at 30 September 2012, the net assets of Unicom New Horizon were approximately RMB11.4 billion.

(c)	For the nine months ended 30 September 2012, there was a significant increase in the net profit after tax of Unicom New Horizon due to the recognition of a deferred tax asset with value of approximately RMB812 million in the balance sheet of Unicom New Horizon as at 30 September 2012. Based on our discussion with the management of Unicom New Horizon, with the Proposed Acquisition structured as an equity acquisition, Unicom New Horizon will continue to provide network leasing services as a legal entity in the future. Accordingly, a deferred tax asset was recognised based on the intended future continuing business operations of Unicom New Horizon and subject to a cap of the taxable profit that may be available in the future against which temporary differences and accumulated losses are likely to be deducted.

(ii)	Basis of consideration

The consideration for the Proposed Acquisition (“Consideration”) is RMB12,165,750,000 (equivalent to HK$14,987,990,000), which was determined after arm’s length negotiations between CUCL and Unicom Group with reference to a number of factors, including, among others, the appraised value of the 100% equity interest of Unicom New Horizon as prepared by the Appraiser (the “Appraised Value”) and financial position and business condition of Unicom New Horizon. The Consideration will be paid in full in cash within 15 Business Days after all conditions precedent to completion are satisfied (or, if applicable, waived) and will be satisfied in full from a combination of the Company’s internal funds and financing sources.

(iii)	Valuation considerations

In our evaluation of the Consideration, we have reviewed and discussed the Appraised Value and we have also analysed the Consideration using (a) comparable trading companies analysis and (b) precedent transactions analysis which are commonly used valuation methodologies.

LETTER FROM ROTHSCHILD

(a)	The Appraised Value

The table below summarised the Appraised Value, valuation date, primary method used by the Appraiser and the book value of Unicom New Horizon as at 30 September 2012.

Table 3 — Appraisal summary of Unicom New Horizon

Primary method
	Appraised		used by the		%
	Value	Valuation date	Appraiser	Book value	change
	(RMB million)			(RMB million)	(%)
Unicom	12,166	As at	Asset-based	11,387	6.84%
New Horizon		30 September 2012	method

Sources: The Asset Appraisal Report and the Auditors’ Report

We have discussed with the Appraiser the methodology and assumptions used in their valuation of the 100% equity interest of Unicom New Horizon. The asset-based valuation method was adopted to arrive at the Appraised Value of the total shareholders’ equity of Unicom New Horizon as at 30 September 2012 as concluded in the Asset Appraisal Report. Given the asset nature of Unicom New Horizon, we concur with the Appraiser that an asset-based method approach would be appropriate for the equity interests of Unicom New Horizon.

As noted from the table above, the Appraised Value of approximately RMB12,166 million is higher than the book value of Unicom New Horizon by 6.84%. Based on our discussion with the Appraiser, the increase is mainly attributable to the valuation adjustment for the appreciation in value of network cable assets due to rapid increase in labour costs and compensation fees in the past two years.

(b)	Comparable trading companies analysis

Since Unicom New Horizon is principally engaged in leasing the Network Assets, in identifying companies comparable to Unicom New Horizon (the “Comparable Companies”) we have reviewed all the publicly Hong Kong listed telecommunications operators in China. The Comparable Companies that fit the criteria set out above are the Company, China Mobile Limited and China Telecom Corporation Limited. Since the Company operates the same fixed-line telecommunications services with Unicom New Horizon, the Company is regarded as the primary comparable company for Unicom New Horizon and the other two companies are regarded as secondary comparable companies.

Building a network is capital intensive with capital expenditure incurred largely upfront which is subsequently capitalised and charged as depreciation expense. As such, earnings may differ significantly from cashflow and may be impacted by accounting policies. As a result, we have not

LETTER FROM ROTHSCHILD

relied on the commonly used price to earnings ratios in our analysis and instead we have used the price to book (“P/B”) ratios and enterprise value2 (“EV”)/EBITDA multiples which are often the preferred valuation metrics in our comparison in this section. Our analysis on the Comparable Companies is set out in the table below.

Table 4 — Trading multiples of the Comparable Companies

Comparable Companies	Listing venue	Market capitalisation[1]	EV2	P/B2	EV/ EBITDA[2]
		(RMB million)	(RMB million)	(Times)	(Times)
Primary
The Company	Hong Kong	234,077	323,558	1.1x	5.1x

Secondary
China Mobile Limited	Hong Kong	1,420,695	1,073,920	2.2x	4.3x
China Telecom Corporation Limited	Hong Kong	285,537	308,267	1.1x	4.1x

Simple average				1.5x	4.5x
Median				1.1x	4.3x

The Proposed Acquisition		12,166	11,749	1.1x	5.1x

Sources:	Bloomberg and the latest published consolidated financial statements of the respective companies

Notes:

1.	As at the Latest Practicable Date.

2.	Book value and EBITDA as per the latest published annual financial statements of the relevant comparable company available on the Latest Practicable Date.

3.	Exchange rates into RMB as at the Latest Practicable Date were used.

As illustrated in Table 4 above, the Consideration represents a price to book ratio of approximately 1.1 times the book value of Unicom New Horizon as at 30 September 2012 which is in line with the price to book ratios of the Comparable Companies. The Consideration also represents an EV/EBITDA multiple of approximately 5.1 times for the year ended 31 December 2011, which is in line with the EV/EBITDA multiple of the Company of approximately 5.1 times 2011 EBITDA as at the Latest Practicable Date and is within the Company’s last twelve months EV trading range of approximately 4.2 times 2011 EBITDA to 6.5 times 2011 EBITDA.

2	Enterprise value is defined as the equity value (being the market capitalisation) plus net debt and minority interests less interests in joint ventures and associates.

LETTER FROM ROTHSCHILD

(c)	Precedent transactions analysis

We have started our review with completed acquisitions of asset-heavy telecommunications businesses by Chinese telecommunications operators since 1 January 2010 up to and including the Latest Practicable Date. However, there is only one relevant transaction in 2012 which is still pending completion as at the Latest Practicable Date. As such, we have extended our review to transactions completed in the past five years (since 1 January 2007). It is however noted that transactions announced more than three years ago may be of less relevance to the Proposed Acquisition due to changes in general market conditions. We have identified four transactions (“Comparable Transactions”) based on the above criteria which we consider to be comparable, details of which are summarised in the following table.

Table 5 — Transaction multiples of Comparable Transactions

Date of announcement	Target	Acquirer	Deal value	P/B1	EV/ EBITDA[1]
			(RMB million)	(Times)	(Times)
Pending
22 August 2012	Telecom assets in 30 provinces and autonomous regions	China Telecom Corporation Limited	87,595[2]	1.1x	9.2x

Completed
31 March 2008	Beijing Telecom	China Telecom Corporation Limited	5,557	1.3x	n.a.

16 November 2007	Telecom assets in Guizhou Province	The Company	880	2.1x	n.a.
24 January 2007	Telecom assets in Shanghai and Guangdong Province	China Network Communications Group Corporation	3,500	1.3x	9.9x

Simple average				1.4x	9.5x
Median				1.3x	9.5x

The Proposed Acquisition	Unicom New Horizon	The Company	12,166	1.1x	5.1x

Sources:	Circulars and announcements of the respective companies

Notes:

1.	Book value and EBITDA as per the annual financial statements of the relevant companies available before the announcement of the transactions.

2.	The 2011 EV/EBITDA ratios implied by the initial to maximum final consideration are 8.9 times and 9.2 times respectively in this pending transaction.

LETTER FROM ROTHSCHILD

3.	The acquisition of the backbone transmission assets in Northern China by the Company on 22 December 2008 was not included because the assets were bundled with several other telecommunications assets and businesses in the transaction. The other assets and businesses include the telecommunications business across the 21 provinces in Southern China and the local access telephone business and related assets in Tianjin Municipality; Unicom Xingye Science and Technology Trade Company Limited, China Information Technology Designing & Consulting Institute and Unicom New Guoxin Communications Limited Company. As the other assets and businesses are not comparable with the Network Assets under the Proposed Acquisition, we have not included this transaction in the Comparable Transactions.

As set out in Table 5 above, both the implied historical price to book ratio and EV/EBITDA multiple of the Proposed Acquisition are below the simple average and median of the Comparable Transactions.

(iv)	Conditions of the Proposed Acquisition

Completion of the Proposed Acquisition is conditional upon fulfilment of various conditions precedent including obtaining the approvals of the independent shareholders of Unicom A Share Company and Independent Shareholders on the Proposed Acquisition. Please refer to the “Letter from the Board” in the Circular for further details of the other conditions precedent and the 2-Step Approach.

Subject to the satisfaction (or, if applicable, waiver) of the conditions of the Proposed Acquisition, completion is expected to take place no later than 31 December 2012.

3.	Financial effects of the Proposed Acquisition on the Company

Upon completion of the Proposed Acquisition, the Company will hold a 100% equity interest in Unicom New Horizon. Therefore, following the completion of the Proposed Acquisition, the financials of Unicom New Horizon will be consolidated into the accounts of the Company. As noted in the paragraph headed “2. The Proposed Acquisition — (h) Financial effects of the Proposed Acquisition” in the “Letter from the Board” in the Circular, as the future lease fee savings following the completion of the Proposed Acquisition are expected to exceed the incremental depreciation, amortisation and financial costs arising from the Proposed Acquisition, the Company believes that the Proposed Acquisition would increase the earnings of the Company.

In terms of gearing, as at 30 September 2012, the total unaudited cash balances (or cash equivalents) of the Group amounted to approximately RMB12,160 million (equivalent to approximately HK$14,981 million), and the Group’s unaudited gearing ratio (calculated by dividing the total liabilities by the total assets of the Group) was approximately 55.46%. Taking into account the working capital and gearing position of the Group, the Company expects that the Proposed Acquisition will not have a material adverse impact on the gearing position of the Company.

LETTER FROM ROTHSCHILD

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our conclusions:

(i)	the Network Assets are complementary to the Company’s existing fixed-line and mobile telecommunications network assets;

(ii)	the Proposed Acquisition is expected to increase long-term value for the Shareholders since (a) the depreciation and amortisation costs of Unicom New Horizon’s assets have been lower than the network lease fee paid by the Company since 2011 and (b) the future lease fee savings following the completion of the Proposed Acquisition are expected to exceed the incremental depreciation, amortisation and financial costs arising from the Proposed Acquisition;

(iii)	the Proposed Acquisition would facilitate the integrated planning and management of the fixed-line telecommunications network assets and business, and enhance the operational and management efficiency;

(iv)	following the completion of the Proposed Acquisition, the volume of the continuing connected transactions between the Company and Unicom Group involving the Network Assets is expected to be substantially reduced, thereby improving the corporate governance of the Company;

(v)	the Consideration of RMB12,165,750,000 (equivalent to approximately HK$14,987,990,000) was determined after arm’s length negotiations, with reference to a number of factors, including, among others, the appraised value of the 100% equity interest of Unicom New Horizon and the financial position and business condition of Unicom New Horizon;

(vi)	the price to book ratio and EV/EBITDA multiple implied by the Consideration are in line with the corresponding ratios or multiples of the Comparable Companies and the Comparable Transactions; and

(vii)	the Proposed Acquisition is expected to increase the earnings of the Company while there will not be any material adverse impact on the gearing position of the Company.

LETTER FROM ROTHSCHILD

RECOMMENDATION

Having considered the above principal factors and reasons, we consider the terms of the Proposed Acquisition to be on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and in the interest of the Company and the Shareholders taken as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Proposed Acquisition as detailed in the “Notice of EGM” which is set out on pages N-1 and N-2 of the Circular.

Yours very truly,

For and on behalf of

Rothschild (Hong Kong) Limited

Catherine Yien	Stuart Walker
Director	Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.	DISCLOSURE OF INTERESTS

As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange:

(a)	Interests in Shares

Name of Director	Capacity and Nature	Number of Shares held	% of Total Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.002%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.000%

(b)	Interests in Options

Name of Director	Capacity and Nature	Date of Grant of Options	Exercise Price		Number of Outstanding Options	% of Total Issued Shares
Chang Xiaobing	Beneficial owner (Personal)	21 December 2004	HK$	6.20	526,000
		15 February 2006	HK$	6.35	746,000

					1,272,000	0.005%
Tong Jilu	Beneficial owner (Personal)	20 July 2004	HK$	5.92	92,000
		15 February 2006	HK$	6.35	460,000
	Beneficial owner (Spouse)	20 July 2004	HK$	5.92	32,000
		15 February 2006	HK$	6.35	40,000

					624,000	0.003%
Li Fushen	Beneficial owner (Personal)	15 October 2008	HK$	5.57	723,840	0.003%

Total					2,619,840	0.011%

APPENDIX	GENERAL INFORMATION

Notes:

(1)	Each Option gives the holder the right to subscribe for one Share.

(2)	Particulars of the Options are as follows:

Date of Grant	Exercise Period
Options granted pursuant to the Share Option Scheme

20 July 2004	20 July 2005 to 19 July 2013 (in respect of 40% of the Options granted)
20 July 2006 to 19 July 2013 (in respect of 30% of the Options granted)
20 July 2007 to 19 July 2013 (in respect of the remaining 30% of the Options granted)

21 December 2004	21 December 2005 to 20 December 2013 (in respect of 40% of the Options granted)
21 December 2006 to 20 December 2013 (in respect of 30% of the Options granted)
21 December 2007 to 20 December 2013 (in respect of the remaining 30% of the Options granted)

15 February 2006	15 February 2008 to 14 February 2014 (in respect of 50% of the Options granted)
15 February 2009 to 14 February 2014 (in respect of the remaining 50% of the Options granted)

Options granted pursuant to the Special Purpose Unicom Share Option Scheme

15 October 2008	15 October 2008 to 16 November 2013 (in respect of the options granted in relation to the
2004 Netcom Options outstanding as at 5:00pm (Hong Kong time) on 14 October 2008 and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively)
17 May 2009 to 16 November 2013 (in respect of the options granted in relation to the
2004 Netcom Options outstanding as at 5:00pm (Hong Kong time) on 14 October 2008 and exercisable from 17 May 2009 to 16 November 2010)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

As at the Latest Practicable Date, none of the Directors or proposed director or any of the experts named in the paragraph headed “7. Experts and Consents” in this Appendix had any direct or indirect interest in any assets which, since 31 December 2011 (being the date of the latest published audited financial statements of the Company), have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

Save for the service agreements between the Company and the executive directors, none of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which is significant to the business of the Group taken as a whole.

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and Unicom A Share Company.

In addition, Mr. Chang Xiaobing has served as a director of Telefónica S.A. (Telefónica) since May 2011. Mr. Cesareo Alierta Izuel is a director of Telefónica and has served as an Executive Chairman of Telefónica since July 2000. Furthermore, Mr. Cesareo Alierta Izuel is a director of Telecom Italia.

Mr. Lu Yimin has served as a non-executive director of PCCW Limited (PCCW) since May 2008 and the Deputy Chairman of the Board of PCCW since November 2011. Mr. Lu has also served as a non-executive director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011.

Mr. Li Fushen has served as a non-executive director of PCCW since July 2007, and as a non-executive director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011.

Mr. Chung Shui Ming Timpson has served as an outside director of China Mobile Communications Corporation since September 2011.

Each of Telefónica, Telecom Italia, PCCW, HKT Limited, HKT Management Limited and China Mobile Communications Corporation, is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Saved as disclosed above, as at the Latest Practicable Date, none of the Directors or their associates had an interest in any business which competes or is likely to compete, either directly or indirectly, with the Group’s business.

APPENDIX	GENERAL INFORMATION

3.	INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

As at the Latest Practicable Date, so far as the Directors were aware, the following persons were, directly or indirectly, interested in 5% or more of the issued share capital carrying rights to vote at general meetings of the Company (the “Substantial Shareholders”):

Long Position

	Shares Held		Percentage of Total Issued
	Directly	Indirectly	Shares
Unicom Group(1)	—	18,032,853,047	76.52%
Unicom A Share Company(1)	—	9,725,000,020	41.27%
Unicom BVI(1)	9,725,000,020	—	41.27%
Unicom Group BVI(2), (3)	8,082,130,236	225,722,791	35.25%
Telefonica Internacional S.A.U.(4)	1,180,601,587	—	5.01%
Telefónica [4]	—	1,180,601,587	5.01%

Notes:

(1)	Due to the fact that Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

(2)	Due to the fact that Unicom Group BVI is a wholly-owned subsidiary of Unicom Group, in accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

(3)	Unicom Group BVI holds 8,082,130,236 Shares (representing 34.30% of the issued share capital of the Company) directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the issued share capital of the Company) which are held by Unicom Group BVI as trustee on behalf of a PRC shareholder.

(4)	Due to the fact that Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica, in accordance with the SFO, the interests of Telefónica Internacional S.A.U, are deemed to be, and have therefore been included in, the interests of Telefónica.

Save as disclosed herein, there is no person known to the Directors or chief executive of the Company who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, the following Directors were the directors or employees of companies which had interests or short positions in the Shares and underlying Shares that would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 under Part XV of the SFO:

Directors	Positions held in Substantial Shareholders
Chang Xiaobing	Chairman of Unicom Group
Chairman of Unicom A Share Company
Director of Unicom BVI
Director of Telefónica

Lu Yimin	Vice Chairman and President of Unicom Group
Director and President of Unicom A Share Company

Tong Jilu	Director and Vice President of Unicom Group
Director of Unicom A Share Company

Li Fushen	Director, Vice President and Chief Accountant of Unicom Group
Director of Unicom A Share Company
Director of Unicom Group BVI

Cesareo Alierta Izuel	Chairman of Telefónica

Save as disclosed herein, none of the Directors was a director or employee of a company which had any interests or short positions in the Shares and underlying Shares of equity derivatives of the Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	DIRECTORS SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

5.	NO MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2011, the date to which the latest published audited consolidated accounts of the Group were made up.

6.	LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group.

APPENDIX	GENERAL INFORMATION

7.	EXPERTS AND CONSENTS

(a)	The names and qualifications of the professional advisers to the Company who have been named in this Circular or given their opinion or advice which are contained in this Circular are set out below:

Name	Qualification
CICC	A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 3 (leveraged foreign exchange trading), Type 4 (advising on securities), Type 5 (advising on future contracts), and Type 6 (advising on corporate finance) regulated activities

Rothschild	A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

PricewaterhouseCoopers Zhong Tian	Certified Public Accountants

CEA	A qualified appraiser in the PRC

(b)	As at the Latest Practicable Date, each of CICC, Rothschild, PricewaterhouseCoopers Zhong Tian and CEA has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letters, reports, statements and/or references to its name in the form and context in which they respectively appear.

(c)	As at the Latest Practicable Date, each of CICC, Rothschild, PricewaterhouseCoopers Zhong Tian and CEA was not beneficially interested in the share capital of any member of the Group, did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group, and did not have any interest, either directly or indirectly, in any assets which have been, since 31 December 2011 (being the date to which the latest published audited consolidated accounts of the Group were made up), acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

8.	GENERAL

(a)	The company secretary of the Company is Ms. Chu Ka Yee (Fellow Member of The Association of Chartered Certified Accountants (FCCA), Associate Member of The Institute of Chartered Accountants in England and Wales (ACA), Certified Public Accountant (CPA) of the Hong Kong Institute of Certified Public Accountants).

(b)	The registered office and head office of the Company is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

(c)	Hong Kong Registrars Limited, the share registrar of the Company, is at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

APPENDIX	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day for a period of 14 days from the date of this Circular:

(a)	the Equity Acquisition Agreement;

(b)	the Transfer Agreement;

(c)	the letter from the Board;

(d)	the letter from the Independent Board Committee, the text of which is set out on pages 17 and 18 of this Circular;

(e)	the letter from Rothschild to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 19 to 30 of this Circular; and

(f)	the written consents referred to in the paragraph headed “7. Experts and Consents” in this Appendix.

NOTICE OF EGM

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Unicom (Hong Kong) Limited (the “Company”) will be held at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 21 December 2012 at 3:00 p.m. (the “Meeting”) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT the transfer agreement dated 21 November 2012 (the “Transfer Agreement”) entered into between China United Network Communications Corporation Limited (“CUCL”) and China United Network Communications Limited (“Unicom A Share Company”) relating to the transfer of all of the rights and obligations of Unicom A Share Company under the Equity Acquisition Agreement (as defined in the circular to the shareholders of the Company dated 29 November 2012, of which this Notice forms part) relating to the acquisition of 100% of the equity interest of Unicom New Horizon Telecommunications Company Limited (the “Proposed Acquisition”) to CUCL so that CUCL will enter into the Proposed Acquisition on the same terms (including the consideration payable) as those set out in the Equity Acquisition Agreement, a copy of each of the Equity Acquisition Agreement and the Transfer Agreement having been produced to this Meeting marked “A” and “B”, respectively, and signed by the Chairman of this Meeting for identification purposes, be and is hereby approved, ratified and confirmed, and the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Transfer Agreement and the transactions contemplated therein.”

By Order of the Board China Unicom (Hong Kong) Limited Chang Xiaobing Chairman

Hong Kong, 29 November 2012

NOTICE OF EGM

Notes:

1.	A shareholder of the Company (“Shareholder”) entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him/her/it. A proxy need not be a Shareholder.

2.	In order to be valid, a form of proxy, together with any power of attorney (if any), or other authority under which it is signed (if any), or a notarially certified copy thereof, shall be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting. Delivery of the form of proxy shall not preclude a Shareholder from attending and voting in person at the Meeting or at any adjourned meeting and, in such event, the form of proxy delivered by such Shareholder shall be deemed to be revoked.

3.	In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, each of China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited and their respective associates who are Shareholders will abstain from voting on the above resolution.

4.	The register of the Shareholders will be closed from 19 December 2012 to 21 December 2012 (both days inclusive), during which dates no transfer of Shares will be effected. In order to qualify for voting at the Meeting, all transfers, accompanied by the relevant certificates must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by not later than 4:30 p.m. on 18 December 2012.

5.	The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company’s and Hong Kong Stock Exchange’s websites after the Meeting.

6.	Shareholders are suggested to telephone the Company’s hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No.8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Unicom (Hong Kong) Limited (the “Company”) will be held at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 21 December 2012 at 3:00 p.m. (the “Meeting”) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT the transfer agreement dated 21 November 2012 (the “Transfer Agreement”) entered into between China United Network Communications Corporation Limited (“CUCL”) and China United Network Communications Limited (“Unicom A Share Company”) relating to the transfer of all of the rights and obligations of Unicom A Share Company under the Equity Acquisition Agreement (as defined in the circular to the shareholders of the Company dated 29 November 2012, of which this Notice forms part) relating to the acquisition of 100% of the equity interest of Unicom New Horizon Telecommunications Company Limited (the “Proposed Acquisition”) to CUCL so that CUCL will enter into the Proposed Acquisition on the same terms (including the consideration payable) as those set out in the Equity Acquisition Agreement, a copy of each of the Equity Acquisition Agreement and the Transfer Agreement having been produced to this Meeting marked “A” and “B”, respectively, and signed by the Chairman of this Meeting for identification purposes, be and is hereby approved, ratified and confirmed, and the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Transfer Agreement and the transactions contemplated therein.”

By Order of the Board China Unicom (Hong Kong) Limited Chang Xiaobing Chairman

Hong Kong, 29 November 2012

1

Notes:

1.	A shareholder of the Company (“Shareholder”) entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him/her/it. A proxy need not be a Shareholder.

2.	In order to be valid, a form of proxy, together with any power of attorney (if any), or other authority under which it is signed (if any), or a notarially certified copy thereof, shall be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting. Delivery of the form of proxy shall not preclude a Shareholder from attending and voting in person at the Meeting or at any adjourned meeting and, in such event, the form of proxy delivered by such Shareholder shall be deemed to be revoked.

3.	In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, each of China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited and their respective associates who are Shareholders will abstain from voting on the above resolution.

4.	The register of the Shareholders will be closed from 19 December 2012 to 21 December 2012 (both days inclusive), during which dates no transfer of Shares will be effected. In order to qualify for voting at the Meeting, all transfers, accompanied by the relevant certificates must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by not later than 4:30 p.m. on 18 December 2012.

5.	The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company’s and Hong Kong Stock Exchange’s websites after the Meeting.

6.	Shareholders are suggested to telephone the Company’s hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No.8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2

Exhibit 3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Reference is also made to the notice of extraordinary general meeting (the “EGM”) of China Unicom (Hong Kong) Limited (the “Company”) published on 29 November 2012.

Notice is hereby given that the register of members of the Company will be closed from 19 December 2012 to 21 December 2012, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the EGM. In order to qualify for attendance and voting at the EGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 18 December 2012.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 29 November 2012

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(the “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

(the “Guarantor”)

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the CB Terms and Conditions). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the CB Terms and Conditions.

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (the EGM) of the shareholders of the Guarantor (the Shareholders) will be held at 3:00p.m. on Friday, 21 December 2012 at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong.

As stipulated under Clause 6.4 of the Trust Deed, the Guarantor hereby gives notice to the holders of the Convertible Bonds of the closure of the Guarantor’s register of members (the Register of Members).

The Register of Members will be closed during the period from 19 December 2012 to 21 December 2012, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the EGM, during which time no transfer of shares will be registered.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 29 November 2012

As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this notice, the board of directors of the China Unicom (Hong Kong) Limited comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny